Exhibit (a)(1)(I)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offers (as defined below) are made solely by the Offer to Purchase, dated October 6, 2004 (the “Offer to Purchase”), and the related Letter of Transmittal and any amendments or supplements to the Offer to Purchase or Letter of Transmittal and, other than as described below, are being made to all holders of Shares (as defined below). The Offers are not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offers or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offers in any jurisdiction and extend the Offers to holders of such Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of the Purchaser (as defined below) by Citigroup Global Markets Inc., which is acting as the dealer manager (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offers to Purchase for Cash

All Outstanding Shares of Class A Common Stock

and

All Outstanding Shares of Class B Common Stock

of

Orbitz, Inc.

at

$27.50 Net Per Share

by

Robertson Acquisition Corporation

an indirect wholly owned subsidiary of

Cendant Corporation

Robertson Acquisition Corporation, a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Cendant Corporation, a Delaware corporation (“Cendant”), is making an offer to purchase (the “Class A Offer”) all issued and outstanding shares of class A common stock, par value $.001 per share (the “Class A Common Stock”), of Orbitz, Inc., a Delaware corporation (“Orbitz”), and a simultaneous offer to purchase (the “Class B Offer”), all issued and outstanding shares of class B common stock, par value $.001 per share (the “Class B Common Stock,” and together with the Class A Common Stock, the “Shares,” and each share thereof, a “Share”), of Orbitz, each at a price of $27.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offers”). Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, which is acting as the depositary (the “Depositary”) in connection with the Offers, will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offers. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees. The Purchaser will pay the fees and expenses of the Depositary, the Dealer Manager and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offers. The Purchaser is offering to acquire all Shares as a first step in acquiring the entire equity interest in Orbitz. Following consummation of the Offers, the Purchaser intends to effect the merger described below.

THE OFFERS AND ANY WITHDRAWAL RIGHTS THAT YOU MAY HAVE (AS DESCRIBED BELOW) WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, NOVEMBER 10, 2004, UNLESS THE OFFERS ARE EXTENDED.

The Offers are conditioned upon, among other things, (1) there being validly tendered in the Offers (in the aggregate) and not withdrawn prior to the expiration of the Offers that number of Shares which, together with any Shares then owned by Cendant or the Purchaser, represents at least a majority of the Shares outstanding on a fully-diluted basis and no less than a majority of the voting power of Orbitz entitled to vote in the election of directors, (2) there not being any shares of Class B Common Stock that the Purchaser is not permitted to accept for payment, and purchase, without the consent or approval of any governmental entity, which consent or approval has not been obtained (unless the condition described in clause (3) below has been satisfied and all shares of Class B Common Stock, other than any single series of Class B Common Stock representing not more than 15% of the issued and outstanding Shares, shall have been validly tendered in the Class B Offer and may be accepted for payment and purchased in the Class B Offer), (3) certain consents of the holders of shares of Class B Common Stock required under Sections 8.2(a), 8.2(b) and 8.2(c) of Orbitz’s certificate of incorporation having been obtained and being in full force and effect, (4) the issuance of a final order (the “United Bankruptcy Court Approval”) by the United States Bankruptcy Court for the Northern District of Illinois (Eastern Division) authorizing United Air Lines, Inc. (“United”) to (a) execute, deliver and perform under the Stockholder Agreement, dated September 29, 2004, among Cendant, the Purchaser and United, its consent to the Merger as required by Orbitz’s certificate of incorporation and a waiver of all the provisions contained in the Amended and Restated Stockholders Agreement, dated December 19, 2003, as amended, by and among Orbitz and certain of its stockholders with respect to the Merger Agreement and the Stockholder Agreements (as defined herein) entered into by the Purchaser and Cendant with each holder of Class B Common Stock in connection with the Class B Offer and the consummation of transactions contemplated thereby and (b) irrevocably tender and sell its Shares pursuant to the Offers, (5) the Stockholder Agreements entered into by certain stockholders of Orbitz with Cendant and the Purchaser not having been terminated (unless such termination does not prevent the conditions described in (2) above from being satisfied), (6) certain stockholders of Orbitz or the creditor’s committee or United States Trustee in any bankruptcy or reorganization case involving such stockholders shall not have asserted that any consent described in clause (3) above is not valid, binding or enforceable or that the actions authorized by such consents may not be taken as a result of a bankruptcy event involving such stockholder (unless the Purchaser waives this condition by failing to timely file appropriate pleadings in the relevant bankruptcy court challenging such assertion or abandons the challenge of such assertion) and (7) the satisfaction of certain other conditions as set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The Offers are being made pursuant to an Agreement and Plan of Merger, dated as of September 29, 2004 (the “Merger Agreement”), by and among Cendant, the Purchaser and Orbitz, pursuant to which, as soon as practicable after the completion of the Offers and satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser will be merged with and into Orbitz with Orbitz surviving the merger as an indirect wholly owned subsidiary of Cendant (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share (other than Shares held by Orbitz as treasury stock, Shares held by Cendant, the Purchaser or any other wholly owned subsidiary of Cendant and Shares held by a holder who has not voted in favor of the adoption of the Merger Agreement or consented thereto in writing and who has complied with Section 262 of the Delaware General Corporation Law (“Delaware Law”)) will be canceled and converted into the right to receive $27.50 per Share, net to the seller in cash, or any higher price per Share paid pursuant to the Offers (such price being referred to herein as the “Offers Price”), payable to the holder thereof without interest.

The Board of Directors of Orbitz has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger are advisable, fair to and in the best interests of Orbitz’s Stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offers and the Merger, and (3) recommended that the holders of shares of Class A Common Stock and Class B Common Stock tender their shares pursuant to the Offers and approve and adopt the Merger Agreement. A special committee of the Board of Directors of Orbitz, comprised solely of disinterested and independent directors, unanimously determined that the Merger Agreement, the Class A Offer and the Merger are fair to and in the best interests of the holders of Class A Common Stock (other than American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc.) and recommended that such holders of the Class A Common Stock tender their shares of Class A Common Stock into the Class A Offer and approve and adopt the Merger Agreement.

As a condition and inducement to Cendant’s and the Purchaser’s willingness to enter into the Merger Agreement, certain stockholders of Orbitz (each a “Stockholder”), who collectively hold Shares representing 100% of the total current outstanding shares of Class B Common Stock and approximately 61% of the total Shares on a fully diluted basis and approximately 95% of the voting power of Orbitz as of September 24, 2004, each entered into a Stockholder Agreement, dated September 29, 2004 (each, a “Stockholder Agreement” and, collectively, the “Stockholder Agreements”), with Cendant and the Purchaser immediately following the execution and delivery of the Merger Agreement. Pursuant to the Stockholder Agreements, each Stockholder (subject, in the case of United, to receiving the United Bankruptcy Court Approval) has (1) agreed to irrevocably tender the Shares held by them in the Offers (subject to the right of each holder of Class B Common Stock to terminate the Stockholder Agreement to which it is a party under certain circumstances and withdraw any shares tendered, pursuant to the terms of such Stockholder Agreement), (2) granted an irrevocable proxy to Cendant to vote their Shares (a) in favor of the adoption of the Merger Agreement and the approval of the Merger or any other transaction pursuant to which Cendant proposes to acquire Orbitz and/or (b) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction involving Orbitz and a third party or any other proposal of a third party to acquire Orbitz or substantially all of the assets of Orbitz and (3) agreed to give its consent to the Merger as required by Section 8.2(a) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the Class B Common Stock for any merger of Orbitz), Section 8.2(b) of Orbitz’s certificate of incorporation (which requires the consent of two-thirds of the series of Class B Common Stock for any transaction between Orbitz and holders of shares of Class B Common Stock involving a merger, acquisition, consolidation, reorganization, issuance of securities, sale of assets or similar transaction) and Section 8.2(c) of Orbitz’s certificate of incorporation (which requires the unanimous consent of the holders of Class B Common Stock for the merger of Orbitz with any person who, or whose affiliates, displays airline fares on a website in other than an unbiased manner). Each holder of Class B Common Stock has also delivered to Orbitz a written consent in lieu of a meeting granting the approvals for the Merger required under Delaware law and Sections

8.2(a), (b) and (c) of Orbitz’s certificate of incorporation. The effectiveness of the written consent delivered by United is subject to United obtaining the United Bankruptcy Court Approval. The Shares subject to the Stockholder Agreements are also subject to certain restrictions on transfer under the terms of the Stockholder Agreements.

For purposes of the Offers, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not validly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offers will be made by deposit of the Offers Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to validly tendering stockholders. Under no circumstances will interest be paid on the Offers Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offers or any delay in making such payment. In all cases, payment for Shares accepted for payment pursuant to the Offers will be made only after timely receipt by the Depositary at one of its addresses appearing on the back cover of the Offer to Purchase of (1) certificates representing, or a timely book-entry confirmation with respect to, such Shares into the Depositary’s account at the Depositary Trust Company (the “Book Entry Transfer Facility”) pursuant to the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, (2) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal.

The Purchaser may, without the consent of Orbitz, extend the Offers, and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary if (1) at the Expiration Date (as defined below), any of the conditions to the Purchaser’s obligation to purchase Shares in the Offers has not been satisfied or waived or (2) any rule, regulation or interpretation of the United States Securities and Exchange Commission or the staff thereof applicable to the Offers requires that the Offers be extended. In addition, subject to the terms of the Merger Agreement, if at any scheduled expiration date of the Offers, the conditions to the Offers relating to the expiration or termination of the applicable waiting period under the HSR Act, litigation in connection with the Offers, governmental approvals (including from any bankruptcy court) and stockholder approvals have not been satisfied or waived, but all other conditions to the Offers have been satisfied or are reasonably capable of being satisfied, at the request of Orbitz, the Purchaser shall extend the Offers to a date that, in the case of the conditions related to any litigation in connection with the Offers, governmental approvals and stockholder approvals not being satisfied, is no later than January 31, 2005 and, in the case of the conditions related to the expiration or termination of the applicable waiting period under the HSR Act or any litigation in connection with the Offers (to the extent relating solely to antitrust and competition law matters) not being satisfied, is no later than April 30, 2005. Furthermore, in the event that Cendant receives a notice from Orbitz stating that Orbitz has received a Superior Proposal (as defined in the Merger Agreement), the Purchaser shall, if the matching bid date (as described below) is later than the scheduled expiration date of the Offers, extend the Offers until 5:00 p.m., New York City time, on the later of (a) the earlier of the second full business day after Cendant delivers a matching bid or the first full business day after Cendant notifies Orbitz in writing that the Purchaser has waived any right to make a matching bid (or fails to provide such notice) and (b) in the event that Orbitz established a final deadline for the submission of proposals following Cendant’s initial submission of a matching bid, the second full business day following such final deadline. The matching bid date shall be the later of the dates specified under (a) and (b) above. In addition, the Purchaser may, in its sole discretion, extend the Offers to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act of 1934, as amended (the “Exchange Act”). The Offers Price may be increased and the Offers may be extended to the extent required by law in connection with such increase, in each case without the consent of Orbitz. The term “Expiration Date” shall mean 12:00 midnight, New York City time, on Wednesday, November 10, 2004, unless and until the Purchaser extends the period of time for which the Offers are open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offers, as so extended by the Purchaser, shall expire.

Any extension, amendment or termination of the Offers will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

Shares of Class A Common Stock tendered pursuant to the Offers may be withdrawn (pursuant to the procedures set forth below) at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after December 5, 2004 unless such Shares have been accepted for payment as provided in the Offer to Purchase. Pursuant to the terms of the Stockholder Agreements, shares of Class B Common Stock tendered pursuant to the Class B Offer may not be withdrawn unless the holder of such shares is entitled to withdraw such shares in connection with the termination of the Stockholder Agreement to which such holder is a party. No withdrawal rights will apply to Shares tendered into a “subsequent offering period” under Rule 14d-11 of the Exchange Act and no withdrawal rights apply during a “subsequent offering period” under Rule 14d-11 with respect to Shares tendered in the initial offering period of the Offers and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent’s Medallion Program, or any other “eligible guarantor institute,” as such term is defined in Rule 17Ad-15 under the Exchange Act), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as contained in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offers. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3—“Procedure for Tendering Shares” of the Offer to Purchase any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding.

The receipt of cash for Shares pursuant to the Offers or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offers and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offers and the Merger (see Section 5—“Certain United States Federal Income Tax Consequences” of the Offer to Purchase).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Orbitz has provided the Purchaser with Orbitz’s stockholder lists and security position listings for the purpose of communicating to holders of Shares information regarding the Offers. The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the Letter of Transmittal contain important information and should be read in their entirety before any decision is made with respect to the Offers.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers as set forth below. Requests for additional copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished at the Purchaser’s expense. The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than to the Dealer Manager, Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (888) 264-6994

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call Toll-Free (877) 319-4978

October 6, 2004